Contact

www.linkedin.com/in/
jumaanetafawa (LinkedIn)
www.igdleaders.org/
sections/whoweare/
whoweare_frontier100.asp
(Company)
www.igdleaders.org/documents/
IGD_Frontier100_overview.pdf
(Other)

Top Skills

Management
Investment Banking
Investments

Jumaane Tafawa

Co-Founder & Managing Partner at Heritage Connection
Lagos State, Nigeria

Experience

Heritage Connection
Co-Founder & Managing Partner
January 2017 - Present (7 years 5 months)
Nairobi, Kenya

Heritage Connection is a coaching, advisory, and knowledge-sharing firm that
builds the legacies of African-based family businesses.

Heritage Connection works to ensure African family businesses thrive for more
than 200 years (~8-10 generations) by helping ultra-high net-worth African
entrepreneurs answer significant questions and execute plans around legacy
creation.

Africa Eats
Co-Founder & Executive Director
March 2020 - Present (4 years 3 months)
Mauritius

Africa Eats is a Mauritian-based holding company with two dozen diversified,
fast-growing, ag. and food companies. The two dozen companies, located
across 9 African countries, had aggregate revenues of $24 million in 2022,
growing ~60% CAGR since 2014, all while growing the incomes of hundreds
of thousands of smallholder farmers and feeding millions through sustainable,
climate friendly, environmental practices.
Learn more:
http://africaeats.com/

Griffon Energy Guyana Inc
Independent Non-Executive Director
2019 - Present (5 years)
Guyana

Oil and Gas Solutions Guyana Inc
Independent Non-Executive Director
2019 - Present (5 years)
Guyana

V and W Logistics Inc
Independent Non-Executive Director
2019 - Present (5 years)
Guyana

Top 5 Nigerian Bank, FinTech Subsidiary
Independent Non-Executive Director
January 2017 - December 2018 (2 years)
Nigeria

Equity Bank Limited
4 years 9 months

Group Director of Strategic Partnerships and Initiatives
November 2013 - November 2016 (3 years 1 month)
Nairobi, Kenya

• Raised $400m debt financing; established group holdings; recruited 10+ group c-level executives
• Led Equity 3.0 Project, a 10-year strategy for Equity Group launched in 2014 (results by end of year 2)
o Reduce cost-to-income ratio from 55%+ to 30% through end-to-end digitizing – achieved 43%
o Grow from 8.5m to 100m customer accounts – reached 11.5m accounts
o Expand from 5 to 15 countries – completed 1 acquisition into DRC   o Increase cross-sell ratio from 1.4 to 4.8 products/customer – attained 2.4 products   o Increase average number of transactions per month from 2 to 60 – achieved 20 transactions/months o Restructure bank from product- to customer-focused – began retraining 1,500 of 6,500 staff   o Scale impact from 1m to 100m lives touched – touched 5m lives

Director of Investment Banking
September 2012 - November 2013 (1 year 3 months)
Kenya

Co-developed strategy; hired head of business unit; built client base; designed products/services portfolio manager; structured partnerships and provide oversight

General Manager, SME Banking
March 2012 - October 2012 (8 months)
Nairobi, Kenya

Developed and implemented strategy; hired head of business unit; sourced training on credit and relationship management; structured partnerships and provide oversight

Equity Insurance Agency
Chairman of the Board
November 2013 - November 2016 (3 years 1 month)
Nairobi, Kenya

- Designed business model to convert EIA from a brokerage firm to a full insurance company
- Developed strategy, assembled board, hired MD, structured partnerships, and provided oversight

Equity Consulting Group
Executive Director
December 2012 - September 2014 (1 year 10 months)
Nairobi, Kenya

Developed and implemented strategy; hired head of business unit; built client base; designed products/ services portfolio manager; structured partnerships and provide oversight

Initiative for Global Development
2 years 6 months

Director of Frontier 100
December 2010 - February 2012 (1 year 3 months)
Washington DC, United States

- Co-chaired by former U.S. Secretaries of State Madeleine Albright and General Colin Powell
- Built $800m+ pipeline of investments across Africa by global and African-based businesses

Manager of Frontier 100
September 2009 - December 2010 (1 year 4 months)
Seattle, United States

- Engaged institutional investors to increase their Africa investment allocation
- Facilitated $300m+ in undisclosed investments in African businesses and private equity funds

FSG Social Impact Advisors
Strategy Consultant
August 2007 - January 2009 (1 year 6 months)

Boston, United States

- Founded by Michael Porter, Harvard Business School's competition/strategy/management expert
- Developed social impact strategies and presented to boards of Fortune 500 corporations

Development Consulting Group
Co-founder and Financial Director
January 2006 - September 2007 (1 year 9 months)
Cambridge, MA, United States

- Co-founded non-profit consulting group and partnered with McKinsey and Harvard faculty
- Set plan to improve competitiveness of SMEs in Serbia and Brazil export capacity

Affordable Housing Partnership
Co-founder and Partner
March 2005 - January 2007 (1 year 11 months)
Chelsea, United States

- Co-founded commercial real estate firm and social enterprise serving low-income families
- Acquired and sold $4M+ in assets; provided financial plan for 22 families (company still growing)

Nexus Associates, Inc.
Management Consultant
June 2003 - June 2005 (2 years 1 month)

- Founded by Eric Oldsman, global strategist and evaluation expert on SME development
- Analyzed manufacturing sector and reported to 5,000+ manufacturers and U.S. Commerce Dept.
- Evaluated and redesigned World Bank /IFC initiatives serving 100,000+ SMEs in 60+ countries

Education

Harvard Kennedy School
MPA/ID, International Development · (2005 - 2007)

Skidmore College

BA, Economics, Business Management, & Computer Science · (1999 - 2003)